(Form C - Exhibit A: Appendix A)

AMENDED AND RESTATED OPERATING AGREEMENT FOR TRIUMPH WINE GROUP LLC

TABLE OF CONTENTS

ARTICLE II
Members, Capital Contributions and Withdrawals,
Membership Interests, Admissions, Certificates and
Limitations on Liabilities and Responsibilities of Members

ARTICLE VI
Accounting, Records, and Reporting

ARTICLE VII
Transfer and Assignment of Interests

ARTICLE VIII
Dissolution and Winding Up

ARTICLE IX
Indemnification

ARTICLE X
Miscellaneous

AMENDED AND RESTATED
OPERATING AGREEMENT
FOR
TRIUMPH WINE GROUP LLC

Recital

An original Operating Agreement (the "Original Agreement") was entered into effective September 2, 2016. This Amended and Restated Operating Agreement (the "Agreement") is entered into on July 11, 2017 and effective as of September 2, 2016, among the persons who are signatories to the Agreement as it may be amended from time to time. The Agreement shall govern the relationship among the persons as Members of Company and between Company and the persons as Members, pursuant to the Act, as defined in Paragraph 1.12, below, and the Articles of Organization (the "Articles"), as either may be amended from time to time. In consideration of their mutual promises, covenants, and agreements, the parties as signatories to the Agreement do hereby promise, covenant, and agree as follows:

ARTICLE I

Introductory Matters

1.1   FORMATION, NUMBER OF MEMBERS, TERM AND PURPOSES

Pursuant to the Act, Williamson T. Hough, Jr., Kevin Fitzgerald, Richard Meigs, Robert Francis, Jerome Kuenster, Kathleen Pfaff, Frank B. O'Neil, Guillermo Herrera, E. Craig Moody, Jay Hudson, Cheryl Hudson, Michael Rupprecht, Robin Shanks Diamond and Strategic 1031, LLC acknowledge and confirm they are the Members of the Limited Liability Company organized under the laws of the State of California known as Triumph Wine Group LLC, whose Articles were filed, effective September 2, 2016. A copy of the Articles is attached. Company shall at all times have at least more than one Member. Unless sooner terminated, Company shall have the term provided in the Articles, or if not so provided, as provided under the Act.

The general purposes for the organization of Company shall be those set forth in the Agreement. Company may, as provided in the Articles and the Agreement, exercise all of the powers described in the Act as it may be amended from time to time.

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1.2 REGULATION OF INTERNAL AFFAIRS

Consistent with the Articles and the Act, the internal affairs of Company and the conduct of its business shall be governed and regulated by the Agreement as it shall be amended by Members from time to time. The term of the Agreement shall begin on September 2, 2016. The Articles are filed and accepted by the Secretary of State and shall be co-terminus with the period of duration of Company provided in the Articles unless Company is earlier terminated upon its voluntary or involuntary dissolution in accordance with the Agreement.

1.3 GOVERNING LAWS

The Agreement is subject to, and governed by, the mandatory provisions of the Act and the Articles filed with the California Secretary of State, as both may be amended from time to time. In the event of a direct conflict between the provisions of the Agreement and the mandatory provisions of the Act or the provisions of the Articles, such provisions of the Act or the Articles, as the case may be, will be controlling.

1.4 USE OF FULL LEGAL NAME OF COMPANY

All business of Company shall be conducted under the name Triumph Wine Group LLC, until such time as Members shall designate otherwise and file amendments to the Articles in accordance with the Articles and the Act. The full name of Company shall appear on all correspondence, stationery, checks, invoices and any and all documents and papers executed by Company and as otherwise required by the Act.

1.5 LIMITATION OF AUTHORITY OF A MEMBER

No Member that is not a Manager shall have any authority to act for, or to undertake or assume, any obligation, debt, duty or responsibility on behalf of Company. Authority to act for Company shall be vested in Managers as provided in Article III of the Agreement.

1.6   LIMITATION ON POWER TO CONTRACT DEBTS

Except as otherwise provided in the Agreement including Subparagraph 3.2.B, no debt shall be contracted or liability incurred by or on behalf of Company, except by three (3) or more of its Managers and exercise is within the scope of the powers described in Subparagraph 3.2A.

1.7   TITLE TO ALL PROPERTIES IN NAME OF COMPANY

Real and personal property owned or purchased by Company shall be held and owned, and conveyance made, in the name of Company. Instruments and documents providing for the acquisition, mortgage or disposition of property of Company shall be valid and binding upon Company, except as otherwise limited in the Agreement including Subparagraph 3.2.B., if executed by A) three (3) or more Managers.

1.8   REQUIRED MAINTENANCE OF REGISTERED OFFICE AND AGENT IN STATE OF ORGANIZATION

Company shall have an agent for service of process who meets the qualifications of the Act. Every agent for service of process must have a street address for the receipt of service of process. The street address of the agent for receipt of service of process is the registered office of the Limited Liability Company in the State of California. Within 30 days after changing the location of the registered office from one address to another in the State of California, an agent for service of process must file a Certificate with the Secretary of State setting forth the names of the limited liability companies represented by him, the address at which he, she, or it has maintained the office for each of the limited liability companies, and the new address to which the office is transferred.

1.9   REQUIRED MAINTENANCE OF RECORDS IN OFFICE

Company shall continuously maintain an office in the State of California, at which it shall keep:

A. A current list of the full name and last known business or residence address of each Member including each past Member, assignee and of each holder of an Economic or Voting Interest in alphabetical order (and by class if more than one class of Membership Interest), date became a Member, together with the Capital Contribution (including amount of cash contributed, agreed value and description of property and services contributed and to be contributed) and Percentage Share in Net Profits, Net Losses, Voting Interest and rights to distributions including a return of all of any part of a Member's contribution;

B. A copy of the filed Articles and all amendments and corrections thereto or restatements thereof, together with any powers of attorney pursuant to which the Articles, amendments, corrections, or restatements were executed;

C. Copies of Company's federal, state and local income tax returns or information returns and reports, if any, for the six (6) most recent taxable years;

D. A copy of the Agreement and any amendments and corrections thereto or restatements thereof, together with any powers of attorney pursuant to which any written Agreement, amendments, corrections or restatements were executed; and

E. Copies of financial statements of Company, if any, for the six (6) most recent fiscal years;

F. Copies of any other documents or information concerning the status or financial condition as may be required to be maintained or disclosed under the Act including written promises of any Member (or predecessor thereof) or agreements to make capital contributions and any powers of attorney under which any record or document has been signed; and

G. Records of all proceedings of Meetings of Members or Managers.

The above described records, as may be required under the Act, are subject to inspection and copying at the reasonable request, and at the expense, of any Member during ordinary business hours and as otherwise required by the Act, subject to any rights of confidentiality under the Act.

1.10 PLACES OF BUSINESS OUTSIDE STATE OF ORGANIZATION

Members may identify other places of business of Company outside the state of organization, appoint agents for service of process and make filings as may be required or desirable under the laws of such other places.

1.11 OTHER FORMATION MATTERS

A. Adoption of Company Seal

Members may adopt a Company Seal circular in form containing the words Triumph Wine Group LLC, together with the date of organization of Company. Members may also adopt a seal circular in form containing the words Triumph Wine Group LLC, and such other information as shall be appropriate.

B. Maintenance of Company Record Book

Members may authorize the maintenance of a Company Record Book to include the Articles, the Agreement and any amendments thereto and the minutes of meetings (or consents in lieu of meetings) of Members and Managers and other important documents of Company.

C. Establishment of Bank Accounts

Members may authorize the establishment of one or more depository accounts for the funds of Company and designate persons authorized to draw against such accounts on behalf of Company (more specifically described elsewhere in the Agreement).

D. Reimbursement of Expenses of Organization

Members may authorize Company to pay the expenses of organization and reimburse any person advancing funds for this purpose.

E. Certificate of Limited Liability Company

As may be permitted under the Act, Members may authorize the preparation of a Certificate of Manager of Limited Liability Company setting forth the full legal name of Company, date of organization, the law of organization, term of existence, good standing status as of the date of the Certificate, name of Manager, general description of authority of Manager, taxpayer identification number with attachment of Article III as it may have been amended to date of the Agreement setting forth the management and control of the operations of Company.

1.12 DEFINITION OF TERMS

The terms used in the Agreement with their initial letters capitalized, shall, unless the context otherwise requires, have the meanings specified in this Paragraph 1.12 or, if not defined in this Paragraph 1.12, elsewhere in the Agreement. Any term not defined below or in this agreement shall be defined as provided in the Act or Treasury Regulations Sections 1.704-1(b), -2, -3 and -4, as appropriate to the context thereof. When used in the Agreement subject to the foregoing, the following terms shall have the meanings set forth below:

A. "Act" shall mean the statutes governing the organization and operation of limited liability companies in the State of California as amended from time to time.

B. "Affiliates" shall mean any individual, partnership, corporation, trust, or other entity or association, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member. The term "control," as used in the immediately preceding sentence, means, with respect to a corporation, the right to exercise, directly or indirectly, more than 50 percent of the voting rights attributable to the controlled corporation, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

C. "Agreement" means this Operating Agreement, as originally executed and as it may be amended from time to time.

D. "Bankruptcy" shall mean, (i) the entry of a decree or order for relief by a court of competent jurisdiction in any involuntary case brought against a person under any bankruptcy, insolvency or other similar law (collectively, "Debtor Relief Laws") generally affecting the rights of creditors and relief of debtors now or hereafter in effect; (ii) the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar agent under applicable debtor relief laws for a person or for any substantial part of his, her, or its assets or property; (iii) the ordering of the winding up or liquidation of a person's affairs; (iv) the filing of a petition in any such involuntary bankruptcy case, which petition remains not dismissed for a period of 180 days or which is not dismissed or suspended pursuant to Section 305 of the Federal Bankruptcy

Code (or any corresponding provision of any future United States bankruptcy law); (v) the commencement of a voluntary case under any applicable debtor relief law now or hereafter in effect; (vi) the consent to the entry of an order for relief in an involuntary case under any such law or to the appointment of or the taking of possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar agent under any applicable Debtor Relief Laws for a person or for any substantial part of his, her, or its assets or property; or (vii) the making by a person of any general assignment for the benefit of his, her or its creditors.

E. "Capital Account" shall mean the amount of the capital interest of a Member determined in accordance with Article IV of the Agreement.

F. "Capital Contribution" shall mean the value of any money, property (including promissory notes or other binding obligation to contribute money or property), or obligation to render services to Company as capital in that Member's capacity as a Member, as shown in Exhibit A, as the same may be amended from time to time.

G. "Class A Preferred Member" shall mean the Members who obtain their membership through a Crowd Funding source through a broker-dealer approved by the Managers. Class A Preferred Members shall have priority distribution rights with respect to periodic distributions from operations, as well as net proceeds from the sale of substantially all the Company's assets. The Class A Preferred Members shall have no voting rights.

H. "Code" shall mean the U.S. Federal Internal Revenue Code of 1986, as amended. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

I. "Company" shall mean Triumph Wine Group LLC.

J. "Distribution" shall mean a transfer of money or property by Company to its Members without consideration.

K. "Economic Interest" shall mean the right to share in the Net Profits, Net Losses, deductions, credit or similar items and to receive distributions from Company but such term shall include neither voting rights nor information rights except as provided in the Act.

L. "Information Rights" shall mean the right to inspect, copy or obtain information and documents concerning the affairs of Company as provided in the Act and in Paragraphs 6.3 and 6.4 of the Agreement.

M. "Interest" shall mean singly or collectively as the context indicates any or all of the rights of ownership of a Membership Interest in Company including Economic Interests, Voting Interests and Information Rights.

N. "Majority-In-Interest" shall mean, unless otherwise defined for a particular purpose herein, more than fifty percent (50%) of the interest of Members in current Net Profits.

O. "Majority of Managers" shall mean more than fifty percent (50%) of the number of Managers of the Company.

P. "Manager" shall mean a person or persons elected by Members of Company. The Managers shall be Williamson T. Hough Jr., Kevin Fitzgerald, Richard Meigs, Robert Francis, Jerome Kuenster and Guillermo Herrera. The Managers may also be Members.

Q. "Member" shall mean (i) each person (other than any person who has withdrawn, been expelled, died, retired or dissolved) who has been admitted to Company as a Member in accordance with the Articles and the Agreement, and (ii) solely for purposes of determining rights under the Agreement to Net Profits, Net Loses, deductions, credits, similar items and Distributions, each holder of an Economic Interest.

R. "Membership Interest" in Company shall mean the entire ownership interest of a Member in Company at any particular time, including collectively Economic Interests, Voting Interests and Information Rights of such Member as provided in the Agreement and under the Act, together with the obligations of such Member to comply with all terms and provisions of the Agreement. A Membership Interest constitutes personal property. A Member or assignee of any Economic Interest of a Member has no interest in specific property of Company.

S. "Officer" shall mean any person elected or appointed pursuant to Paragraph 3.9.

T. "Percentage Interest" shall mean, i) for purposes of determining Voting Interests of a Member, the percentage of a Member set forth opposite the name of such Member under the column "Member's Percentage Voting Interest" in Exhibit A hereto and, ii) for purposes of allocations of Net Profits and Net Losses to a Member, the percentage of a Member set forth opposite the name of such Member, respectively, in the columns headed "Member's Net Profits Percentage" or "Member's Net Losses Percentage" in Exhibit B hereto as such percentage interests may be applied under Paragraph 5.1 and adjusted from time to time pursuant to the terms of the Agreement. A Percentage Interest for only the above purposes shall be determined, unless otherwise provided herein, in accordance with the relative proportions of the Capital Accounts of Members, effective as of the first day of the fiscal year of Company but with all Distributions under Paragraph 5.2, hereof to be deemed to have occurred on such day immediately prior to determination of Percentage Interest of a Member.

U. "Person" shall mean individuals, general partnerships, limited partnerships, other limited liability companies, corporations, trusts, estates, real estate investment trusts and any other association.

V. "Treasury Regulations" shall mean, unless the context clearly indicates otherwise, the regulations currently in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Internal Revenue Code of 1986, as amended.

W. "Voting Interest" shall mean those rights of a Member described in Article III of the Agreement as they may be limited elsewhere in the Agreement, the Articles and the Act.

X. "Return of Capital" shall mean any distribution to a Member to the extent of the positive balance in the Capital Account of Member immediately before the distribution.

Y. "Registered Office" shall mean the office maintained by the registered or statutory agent of Company at the street address of the agent for service of process of the Company in the State of California.

Z. "Super Majority-In-Interest" shall mean, unless otherwise defined for a particular purpose herein, an amount equal to or greater than seventy-five percent (75%) of the interest of Members in current Net Profits.

ARTICLE II

Members, Capital Contributions and Withdrawals,
Membership Interests, Admissions, Certificates and
Limitations on Liabilities and Responsibilities of Members

2.1 NAMES, ADDRESSES OF INITIAL MEMBERS AND THEIR CAPITAL CONTRIBUTIONS

The initial Members shall be each of the persons executing the Agreement and making the initial Capital Contributions set forth opposite their respective names in Exhibit A. Each such person is admitted as a Member effective as of the beginning of the term of the Agreement. Members, their respective addresses, their respective aggregate Capital Contributions to Company, and their respective Voting Interests and Percentage Interests in Net Profits and Net Losses (Economic Interests) of Company are set forth on Exhibit A, as the exhibits may be amended from time to time.

2.2 FORM OF CAPITAL CONTRIBUTIONS

As provided in the Articles or the Agreement, Members shall make the initial Capital Contributions in the form of money, property (including promissory notes) or services rendered or to be rendered or other obligation to contribute money or property or to render services. Members may make any subsequent Capital Contributions in any type of money, property (including promissory notes) and services rendered or to be rendered as may be agreed upon by all of the Members. No Member shall be required to make any Capital Contributions to Company other than the Capital Contributions set opposite to the name of Member on Exhibit A, as it may be amended from time to time. In order to obtain additional funds or for other business purposes, a Member may contribute additional capital to Company, but only upon the written consent of a majority of the other Members. As a condition to the acceptance of property other than money in Company, the value of the property shall be determined by agreement of the contributing member and Company as evidenced by a signed writing.

2.3 ADMISSION OF ADDITIONAL MEMBERS

The Managers may admit to Company any person as an additional Member who will participate in the profits, losses, available cash flow, and ownership of the assets of Company on such terms as are determined by a Majority-in-Interest of the Members. Admission of any such additional Member, except as set forth below, shall require the written consent of the then existing Members holding a Majority-In-Interest, or more. Admission of any additional Member may result in a dilution of the Percentage Interests of the then Members in their Voting Interests and Economic Interests (Net Profits and Net Losses). The Managers shall have the authority to issue up to $1,000,000 in membership units allowing for new Members without the consent of the Members existing at the time.

2.4   LIMITATIONS ON WITHDRAWALS OF CAPITAL CONTRIBUTION

Subject to other provisions of the Agreement and the Act, a Member may rightfully demand the return of his, her or its Capital Contributions only upon the dissolution of Company, or, unless otherwise permitted in the Articles or the Agreement, upon the approval of Members holding a Majority-In-Interest. No Member shall receive property or any part of his, her or its Capital Contribution until (i) all liabilities of Company, except liabilities to Members on account of their Capital Contributions, have been paid or there remains property of Company sufficient to pay them; (ii) the consent of Members holding a Majority-In-Interest or more is had, unless the return of the Capital Contributions may be rightfully demanded as provided in the Act; (iii) the Articles are canceled or so amended as to allow the withdrawal or reduction. In the absence of a statement in the Articles to the contrary or the consent of Members holding a Majority-In-Interest, or more, a Member, irrespective of the nature of his, her or its contribution, has no right to demand and receive cash in return for his, her or its Capital Contribution until the dissolution of the Company. The withdrawn Member shall have only the rights of a holder of an Economic Interest with respect to the withdrawing Member's interest in the Company to which a holder of an Economic Interest in Company is entitled, and then only with respect to Distributions, if made pursuant to Paragraphs 5.3 through and including 5.7.

2.5   PERCENTAGE INTEREST OF MEMBER

The Membership Interest of Company held by each Member may be divided into a Percentage Interest to represent, respectively, voting power, allocation of Net Profits and allocation of Net Losses as reflected, respectively, on as reflected on the Company's books and records.

2.6   LIMITATIONS ON LIABILITY OF MEMBERS FOR DEBTS OF COMPANY

Except as provided in the Act, no Member shall be liable under a judgment, decree or order of a court, or in any other manner, for a debt, obligation or liability of Company whether that liability or obligation arises in contract or tort. No Member shall be required to loan any funds to Company. No Member shall be required to make any contribution to Company by reason of any negative balance in his, her or its Capital Account, nor shall any negative balance in a Member's Capital Account create any liability on the part of the Member to any third party.

2.7   LIABILITY OF MEMBERS TO COMPANY

A. Liability of Members to Company

A Member is liable to Company: (i) for the difference between his, her or its contribution to capital as actually made and that stated in the Articles, the Agreement, subscription for contribution or other document executed by the Member as having been made by the Member; and (ii) for any unpaid contribution to capital which he, she or it agreed in the Articles, the Agreement or other document executed by the Member to make in the future at the time and on the conditions stated in the Articles or Agreement or other document evidencing such agreement. A Member shall not be excused from an obligation to Company to perform any promise to contribute money, property because of death or disability.

B. Member as Trustee for Property of Company

A Member holds as trustee for Company (i) specific property stated in the Articles, the Agreement or other document executed by the Member as contributed by such Member, but which was not contributed or which has been wrongfully or erroneously returned; and (ii) money or other property wrongfully paid or conveyed to such Member on account of his, her or its contribution.

C. Waiver of Liability of Member

The liabilities of a Member as set out in this Paragraph 2.8 can be waived or compromised only by the consent of all Members; but a waiver or compromise shall not affect the right of a creditor of Company who extended credit or whose claim arose after the filing and before a cancellation or amendment of the Articles, to enforce the liabilities.

D. Liability of Member Receiving a Return of Capital

When a Member has rightfully received the return in whole or in part of the capital of his, her or its contribution, the Member is nevertheless liable to Company for a period of six (6) years after return of the Capital Contribution for any sum, not in excess of the return without interest, necessary to discharge its liability to all creditors of Company who extended credit during the period the Capital Contribution was held by Company or whose claims arose before the return.

E. No Responsibility for Pre-Formation Commitments

In the event that any Member (or any of such Member's Shareholders, or Affiliates) has incurred any indebtedness or obligation prior to the date hereof that related to or otherwise affects Company, neither Company nor any other Member shall have any liability or responsibility for or with respect to such indebtedness or obligation unless such indebtedness or obligation is assumed by Company pursuant to a written instrument signed by all Members. Furthermore, neither Company nor any Member shall be responsible or liable for any indebtedness or obligation that is hereafter incurred by any other Member (or any of such Member's Shareholders or Affiliates). In the event that a Member (or any of such Member's Shareholders or Affiliates), (collectively, the "liable Member"), whether prior to or after the date hereof, incurs (or has incurred) any debt or obligation that neither Company nor the other Members has any responsibility or liability for, the liable Member shall indemnify and hold harmless Company and the other Members from any liability or obligation they may incur in respect thereof.

2.8   RIGHTS OF JUDGMENT CREDITOR OF MEMBER

If a Membership Interest of a Member is charged by a court of competent jurisdiction with the unsatisfied amount of a judgment with interest, the judgment creditor has only the rights of an assignee of the Membership Interest membership interest to the extent so charged with no voting right. This Paragraph 2.9 does not deprive any Member of the benefit of any exemption from legal process applicable to his, her or its Membership Interest.

2.9   MEMBER REMUNERATION

No Member is entitled to remuneration for acting on Company business except for reasonable compensation for winding up of affairs of Company.

ARTICLE III

Management and Control of Business Including Meetings

3.0   MANAGEMENT OF COMPANY

A. Management of Company

As provided in the Articles, all powers of Company shall be exercised by or under the authority of, and the business and affairs of Company shall be managed under the direction of the Managers. Management of Company shall be vested in three (3) or more Managers who shall be elected solely by the Members as provided below. A Member, unless also appointed (or hired) as a Manager, officer or other employee, shall not participate in the day to day operations of the business affairs of Company and if so appointed (or hired), shall participate only within the scope of authority of such position as defined in the Agreement or elsewhere. A Manager need not be a Member, an individual, a resident of the State of California, or a citizen of the United States.

B. Election of Managers by Members (Management by Managers)

Company shall have at least three (3) Managers, but not more than six (6) Managers. Any Manager may be removed with or without cause by Members holding a Super Majority-In-Interest at a meeting called expressly for that purpose with notice to the Manager as required by the Act. Any Manager may resign at any time upon written notice to Company.

C. Duty to Qualify to Do Business in Other States

If required by law, a Manager shall qualify the Company to do business in any state by obtaining a Certificate of Authority to do so from the Secretary of State of the state as required.

A. Duty of Managers to Determine Time and Place of Annual Meetings of Members

The annual meeting of the Members may be held each year at such a place as the Managers may determine as provided in Paragraph 3.6.

B. Duty to Call Meetings of Members

Upon written request by any person entitled to call a meeting of Members, a Manager shall immediately cause notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the person calling the meeting, not less than ten (10) days nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the person entitled to call the meeting may give the notice or, upon the application of that person, the superior court of the county in which the principal executive office of the Limited Liability Company is located, or if the principal executive office is not in this state, the county in which the Limited Liability Company's address in this state is located, shall summarily order the giving of the notice, after notice to the Limited Liability Company affording it an opportunity to be heard. The court may issue any order as may be appropriate, including, without limitation, an order designating the time and place of the meeting, the record date for determination of Members entitled to vote, and the form of notice.

F. Duty to Safekeep Funds of Company

Managers shall have fiduciary responsibility for the safekeeping and use of all funds and assets of Company, whether or not in their immediate possession or control. The funds of Company shall not be commingled with the funds of any other person and the Manager shall not employ, or permit any other person to employ, such funds in any manner except for the benefit of Company. The bank accounts of Company shall be maintained in such banking institutions as are approved by Managers and withdrawals shall be made only in the regular course of Company business and as otherwise authorized in the Agreement on such signature or signatures as Managers may determine.

G. Compensation of Managers

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Each Manager shall be reimbursed for all reasonable expenses in managing the Company. During the period from formation of the Company through June 30, 2018, each Manager shall be entitled to receive compensation in such amount, if any, as may be authorized from time to time by the Managers, in their discretion. After June 30, 2018, any changes to a Manager's compensation must be approved by a Majority-in-Interest.

3.1   POWERS OF MANAGERS

A. Powers

Without limiting the generality of this Subparagraph 3.2.A., each Manager acting jointly with other Managers that collectively constitute a Majority of Managers shall have power and authority, to act on behalf of Company and subject to the limitations of the Act and the limitations set forth hereinafter:

(a)   To acquire property from any Person as the Manager may determine. The fact that a Member is directly or indirectly affiliated or connected with any such Person shall not prohibit a Manager from dealing with that Person or Entity;

(b)   To borrow money for Company from banks, other lending institutions, the Members, or Affiliates of the Members or Manager on such terms, as they deem appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of Company to secure repayment of the borrowed sums. Except as otherwise provided in the Act, no debt shall be contracted or liability incurred by or on behalf of Company, except by the Managers;

(c)   To purchase liability and other insurance to protect the property and business of Company;

(d)   To hold and own any Company real and personal properties in the name of Company;

(e)   To invest any funds of Company temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments;

(f)   To execute on behalf of Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of property of Company; assignments; bills of sale; leases; partnership agreements; and any other instruments or documents necessary, in the opinion of the Manager, to the business of Company;

(g)   To employ accountants, legal counsel, managing agents or other experts to perform services for Company and to compensate them from Company funds;

(h)   To retain and compensate employees and agents generally, and to define their duties;

(i)   To enter into any and all other agreements on behalf of Company, with any other Person or Entity for any purpose necessary or appropriate to the conduct of the business of Company;

(j)   To pay reimbursement from Company of all expenses of Company reasonably incurred and paid by the Manager on behalf of Company; and

(k)   To do and perform all other acts as may be necessary or appropriate to the conduct of the business of Company;

B. Limitations on Powers of a Manager or Member Acting as Manager

A Manager, including a Member acting as a Manager, shall not have the authority to cause Company to engage in the transactions as set forth in this Subparagraph 3.2.B below without first obtaining the required affirmative vote or written consent of the Members holding a Super Majority-in-Interest and the concurrence of all the other Managers, including but not limited to the following:

(a) The sale, exchange or other disposition of all, or substantially all, of Company's assets.

(b) The merger of Company with any other Limited Liability Company, limited partnership or corporation.

(c) The contraction on behalf of Company of any debt or liability of more than $2,000,000.

(d) The change in the amount or character of Capital Contributions, or change in the character of the business of Company.

C. Agent of Company

Every Manager is an agent of Company for the purpose of its business, and for every other Manager, for purposes of the execution in name of Company of any instrument for apparently carrying on in the usual way the business of Company and binds Company, unless such act is in contravention of the Articles or the Agreement or unless the Manager so acting otherwise lacks the authority to act for Company and the person with whom the Manager is dealing has knowledge of the fact that the Manager has no such authority.

D. Acts as Conclusive Evidence of Authority

Every contract, deed, mortgage, lease and other instrument executed by any Manager shall be conclusive evidence in favor of every person relying thereon or claiming thereunder that at the time of the delivery thereof (i) Company was in existence, (ii) neither the Agreement nor the Articles had/have been amended in any manner so as to restrict the delegation of authority among Members or Managers, and (iii) the execution and delivery of such instrument was duly authorized by Members and Managers.

Any person may always rely on a Certificate addressed to such person and signed by any Manager hereunder:

(i) as to who are the Members or Managers hereunder;

(ii) as to the existence or non-existence of any fact which constitutes a condition precedent to acts by the Members or the Managers or in any other manner germane to the affairs of Company;

(iii) as to who is authorized to execute and deliver any instrument or document of Company;

(iv) as to the authenticity of any copy of the Articles, the Agreement, amendments thereto and any other document relating to the conduct of the affairs of Company; or

(v) as to any act or failure to act by Company or as to any other matter whatsoever involving Company, any Manager or any Member in the capacity as a Member or Manager.

3.2 OTHER ACTIVITIES OF MANAGERS PERMITTED

Any person serving as Manager may engage in other business activities in competition with the specific purposes of the Company as set forth in Paragraph 1.1 and shall be obligated to devote only as much of the Manager's time to the business of Company as shall be reasonably required in light of the purposes of Company. A Manager shall perform the duties as a Manager in good faith, in a manner he, she or it reasonably believes to be in the best interests of Company, and with due care. A person who so performs his, her or its duties shall not have any liability by reason of being or having been a Manager of Company. The negligent conduct of a Manager shall not violate the duty of due care, but fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law shall violate the duty of due care.

3.3 WARRANTED RELIANCE ON OTHERS

In performing their duties, each Manager shall be entitled to rely on information, opinions, reports, or statements of the following persons or groups unless they have knowledge concerning the matter in question that would cause such reliance to be unwarranted:

A. one or more employees or other agents of Company whom the Managers reasonably believe to be reliable and competent in the matters presented;

B. any attorney, public accountant, or other person as to matters which the Managers reasonably believe to be within such person's professional or expert competence; or

C. a committee upon which a Manager does not serve, duly designated in accordance with a provision of the Articles or the Agreement, as to matters within its designated authority, which committee the Managers reasonably believe to merit competence.

3.4   LIMITATIONS ON LIABILITY

A Manager including a Member acting as a Manager shall not be liable to Company for any loss or damage resulting from any mistake of fact or judgment or any act or failure to act unless the mistake, act or failure to act is the result of fraud, bad faith, gross negligence or willful misconduct. Managers shall not be fiduciaries of Company.

3.5   ANNUAL MEETING OF MEMBERS

The annual meeting of Members may be held for the purpose of any business that may properly come before the meeting. The annual meeting of Members may be held at such date, time and place within or without the state of organization as Managers may fix from time to time.

3.6   SPECIAL MEETINGS OF MEMBERS

A. Power to Call Special Meeting

Special meetings of Members for any purpose or purposes of addressing any matters on which Members may vote, unless otherwise proscribed by the Act or by the Articles, may be called by any Manager, or upon written demand of Members representing more than twenty percent (20%) of the Voting Interests on any issue proposed to be considered.

B. Date, Time and Place of Special Meeting

Special meetings of Members for any purpose may be held at such date, time and place within or without the state of organization as shall be stated in the notice of the meeting or in a duly executed and delivered waiver of notice, provided notice of the meeting is given not less than ten (10) days nor more than sixty (60) days before the date of the meeting.

3.7 NOTICES, VOTING AND PROCEDURES AT MEETINGS OF MEMBERS

A. Required Notification of Meetings of Members

Managers shall deliver or mail written notice stating the date, time, and place of any meeting of Members and, in the case of a special meeting of Members or when otherwise required by law, a description of the purposes for which the meeting is called, to each Member of record entitled to vote at the meeting, at such address as appears in the records of Company, such notice to be mailed at least ten, but not more than sixty, days before the date and time of the meeting. A Member may waive notice of any meeting, before or after the date of the meeting, by delivering a signed waiver to Company for inclusion in the minutes of Company. A Member's attendance at any meeting of Members, in person or by proxy (a) waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (b) waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting notice, unless the Member objects to considering the matter when it is presented.

B. Record Date for Eligibility of Members to Vote at Meetings of Members

The record date for the purpose of determining the Members entitled to notice of a meeting of Members, for demanding a special meeting of Members, for voting, or for taking any other action shall be the tenth (10th) day prior to the date of the meeting or other action.

C. Voting by Members at Meetings of Members

A Member may appoint a proxy to vote or otherwise act for the Member pursuant to a written appointment form executed by the Member or the Member's duly authorized attorney-in-fact. An appointment of a proxy is effective when received by the Managers of Company. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member. A proxy appointment is valid for eleven months unless otherwise expressly stated in the appointment form.

D. Relative Weight of Votes of Members at Meetings of Members

At any meeting of Members, each Member entitled to vote shall have a number of votes equal to the product of (i) his, her or its percentage of Voting Interest as set forth on Exhibit A hereto, as the same may be amended from time to time, times (ii) one hundred (100). At any meeting of Members, presence of Members entitled to cast at least 51 percent of the total votes of all Members entitled to vote at such meeting constitutes a quorum. Except for matters requiring a higher vote under Subparagraph 3.2B or the Act, action on a matter is approved if it receives approval by at least 51 percent of the total number of votes entitled to be cast by all Members of Company entitled to vote at such meeting or such greater number as may be required by the Act, the Articles or the Agreement for the particular matter under consideration. Any assignee of a Member's Interest shall not be entitled to vote or participate on any matters at any meeting unless such assignee become a substitute Member as provided in Paragraph 7.2 hereof.

E. Telephonic Participation by Members at Meetings of Members

Any or all Members may participate in any annual or special Members' meeting by, or through the use of, any means of communication by which all Members participating may simultaneously hear each other during the meeting. A Member so participating is deemed to be present in person at the meeting of Members.

F. Appointment of Chair and Secretary for Meetings of Members

At any annual or special meeting of Members the Managers shall appoint a person to preside as chair at the meeting and a person to act as Secretary of the meeting. The Secretary of the meeting shall prepare minutes of the meeting, which shall be placed in the minute books of Company.

G. Consent by Members in Lieu of Meetings of Members

Subject to the applicable laws of the state of organization, any action required or permitted to be taken at a Members' meeting may be taken without a meeting if the action is taken by all of the Members entitled to vote on the action. The action must be evidenced by one or more written consents describing the action to be taken, signed by all the Members entitled to vote on the action, and delivered to Company for inclusion in the minutes. The record date for determining Members entitled to take action without a meeting is the first date a Member signs the consent to such action.

3.8 OFFICERS OF COMPANY

A. Election of Officers at Meetings of Members

Members may elect officers at an annual or special meeting of Members. The initial officers of Company shall be the Chairman (Executive), Chief Executive Officer and Chief Financial Officer. Only a Manager may be elected an officer. Each officer shall hold office of the term for which he or she is elected until his successor has been elected. Any individual may hold any number of offices. No officer need be a resident of the state of organization or citizen of the United States. If a Manager is a corporation, such corporation's officers may serve as officers of Company if elected by the Members. The officers shall exercise such powers and perform such duties as specified in the Agreement and as shall be determined from time to time by Members. The initial officers are Williamson T. Hough, Jr. (Chairman), Robert Francis (Chief Executive Officer) and Kevin Fitzgerald (Chief Financial Officer).

B. Term, Removal and Filling of Vacancy of Officers

The then officers of Company shall hold office until their successors are chosen and qualify. Any officer, elected or appointed by the Members may be removed at any time by the affirmative vote of Members holding a Super Majority.

C. Determination of Salaries of Officers

The salaries of all officers and agents of Company shall be determined by the Managers.

D. Duties and Powers of Chief Executive Officer

The Chief Executive Officer of Company, shall preside at all meetings of the Members and Managers, shall have general and active management of the day-to-day business of Company, including hiring employees to conduct the Company's day-to-day business, and shall see that all orders and resolutions of the Members and Managers are carried into effect.

The Chief Executive Officer shall execute bonds, mortgages and other contracts requiring a seal, under the seal of Company, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Members to some other officer or agent of Company.

ARTICLE IV

Capital Accounts

4.1 CAPITAL ACCOUNT FOR EACH MEMBER

Managers shall maintain a separate Capital Account as defined in simplified form in Paragraph 4.2 below for each Member strictly in accordance with the requirements of Code Section 704(b) and applicable regulations promulgated thereunder. Members intend that the Capital Accounts of Members be maintained strictly in accordance with the rules of Treasury Regulations Section 1.704-1(b)(2)(iv), as amended from time to time. In this connection, to the extent the results determined under a literal application of this Paragraph 4.1 vary from the results that would be obtainable under the rules described in Treasury Regulations Section 1.704-1(b)(2)(iv), the rules set forth in Treasury Regulations Section 1.704-1(b)(2)(iv) shall be used and govern the maintenance of Capital Accounts under the Agreement.

4.2 SIMPLIFIED DESCRIPTION OF CAPITAL ACCOUNT DETERMINATION

Subject to the other paragraphs in the Agreement, "Capital Account" generally means:

The amount of money contributed by Member to Company,

increased (credited) by:

    (i)   The fair market value of property other than money contributed by Member to Company as determined by the contributing Member and Company, and

    (ii)   The Net Profits allocated to Member, and

    (iii)   The amount of any liabilities of Company assumed by Member or which are secured by property distributed to Member by Company, and

decreased (debited) by:

    (i)   The amount of money distributed to Member,

(ii)   The fair market value of property distributed to Member by Company as determined by recipient Member and Company,

(iii)   The Member's share of expenditures of Company described in Code Section 705(a)(2)(B) (including, for this purpose, losses which are nondeductible under Code Section 267(a)(1) or Section 707(b),

(iv)   The Member's share of amounts paid or incurred by Company to organize Company or to promote the sale of (or to sell) an interest in Company (except to the extent properly amortizable for income tax purposes),

(v)   The Net Losses allocated to Member, and

(vi)   The amount of any liabilities of Member assumed by Company or secured by property contributed by Company.

4.3   CAPITAL ACCOUNT ADJUSTMENTS FOR SPECIAL EVENTS

A. Succession to Capital Account

In the event all or a portion of a Membership Interest is transferred in accordance with the terms of the Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

B. Assumption of Liability

An assumption of unsecured liability by Company shall be treated as a Distribution of money to Members. An assumption of the unsecured liability of Company by a Member shall be treated as a cash contribution to Company. In determining the amount of any liability for this purpose, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

C. Adjustment for Non-Cash Distribution

In the event that assets of Company other than cash are distributed in kind to a Member, Capital Accounts shall be adjusted for the hypothetical "book" gain or loss that would have been realized by Company if the distributed assets had been sold for their fair market values in a cash sale (in order to reflect unrealized gain or loss).

D. Adjustment to Fair Market Value Upon Transfer or Acquisition of Interest

Capital Accounts shall be adjusted to reflect fair market value of all properties in the event of acquisition of Membership Interest by an existing or new Member.

E. Adjustment for Constructive Termination of Company

Capital Accounts also shall be adjusted upon the constructive termination of Company as provided under Code Section 708 in accordance with the method set forth in the immediately preceding paragraph (as required by Treasury Regulations Section 1.704-1(b)(2)(iv)(b).

F. Adjustment for Recapture of Certain Credits

Capital Accounts shall be adjusted appropriately on account of investment tax credit and investment tax credit recapture in accordance with the principles of Code Section 48(q).

4.4 POWER TO MODIFY CAPITAL ACCOUNTS TO COMPLY WITH TAX REGULATIONS

The foregoing provisions and the other provisions of the Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b)(2)(iv), and shall be interpreted and applied in a manner consistent with such Regulations. In the event Managers determine that it is necessary to modify the manner in which the Capital Accounts are computed in order to comply with such Regulations and to reflect the agreed upon allocation of the Distribution of cash, Managers may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of Company. Managers also shall make any appropriate modifications in the event unanticipated events occur that might otherwise cause the Agreement not to comply with Treasury Regulations Section 1.704-1(b)(2)(iv).

4.5   MAINTENANCE OF INCOME (DRAWING) ACCOUNTS

A separate individual income account shall be maintained for each Member. At the end of each fiscal year, each Member's share of the Net Profits and Net Losses of Company shall be credited or debited to, and each Member's withdrawals during the fiscal year deducted from, such Member's income account. After such amounts have been credited or debited to and deducted from the income account of a Member, any balance or deficit remaining in such account shall be transferred to or charged against the individual Capital Account of such Member.

4.6   SUCCESSION TO CAPITAL ACCOUNTS BY TRANSFEREE OF INTEREST

In the event any interest in Company is transferred in accordance with the terms of the Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

ARTICLE V

Allocations of Net Profits and Net Losses and Distributions

5.1 ALLOCATION OF NET PROFITS AND NET LOSSES

The allocations of Net Profits, income, gains, Net Losses, and deductions set forth in the Agreement are intended to comply strictly with Treasury Regulations Section 1.704-1(b), Treasury Regulations Section 1.704-1T (b)(4)(iv), and Treasury Regulations Section 1.704-2, and are intended to have "substantial economic effect" within the meaning of those Regulations.

A. Allocation of Net Profits

Except as otherwise provided elsewhere under the Agreement and after first giving effect to the special allocations in Subparagraphs 5.1.C. through 5.1.L., Net Profits for any fiscal year shall be allocated to each Member in accordance with his, her or its Percentage Interest in Net Profits as set forth in Exhibit B. Subject to any limitations described elsewhere in the Agreement including but not limited to Subparagraphs 5.1.M. and 5.1.N., the above allocation of Net Profits may be modified by subsequent agreement to conform to adjustments made to the Percentage Interest in Net Profits because of loans converted to Capital Contributions, any Distributions of cash and any liquidating Distribution. If a Member's Percentage Interest in Net Profits is not the same throughout a given fiscal year, the Managers shall determine the allocation of Net Profits by taking into account this varying Percentage Interest during the year but such determination shall be in conformity with the requirements of Code Section 706(d) and the regulations thereunder.

"Net Profits" refers to all items of income (including all items of gain and including income exempt from tax) as properly determined for "book purposes". Net Profits shall be determined based on the "book value" of the assets of Company as set forth on the books of Company in accordance with the principles of Regulations Section 1.704-1(b) (2) (iv) (g). Otherwise Net Income and loss shall be determined strictly in accordance with Federal income tax principles (including rules governing depreciation and amortization), applied hypothetically based on values of Company assets as set forth on the books of Company.

B. Allocation of Net Losses

Except as otherwise provided under the Agreement and after giving effect to the special allocations in Subparagraphs 5.1.C. through 5.1.L., Net Losses for any fiscal year shall be allocated to each Member accordance with his, her or its Percentage Interest in Net Losses set forth in Exhibit B. Subject to any limitations described elsewhere in the Agreement including but not limited to Subparagraphs 5.1.M. and 5.1.N., the above allocation of Net Losses may be modified by subsequent agreement to conform to adjustments made to the Percentage Interest in Net Losses because of loans converted to Capital Contributions, any distributions of cash and any liquidation distributions. If a Member's Percentage Interest in Net Losses is not the same throughout a given fiscal year, the Managers shall determine the allocation of Net Losses to the Member by taking into account his varying Percentage Interest in Net Losses during the year but such determination shall be in conformity with the requirements of Code Section 706(d) and the regulations thereunder.

"Net Losses" refers to all items of loss (including deductions) as properly determined for "book purposes". Net Losses shall be determined based on the value of the assets of Company as set forth on the books of Company in accordance with the principles of Treasury Regulations Section 1.704-1(b)(2)(iv)(g). Otherwise, Net Losses shall be determined strictly in accordance with federal income tax principles (including rules governing depreciation and amortization) applied hypothetically based on values of Company assets as set forth on the books of Company.

C. Allocation of Company Minimum Gain

Notwithstanding any other provision of the Agreement, if there is a net decrease in Company Minimum Gain for a Company taxable year, then each Member shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) in proportion to, and to the extent of, an amount equal to the greater of (a) the portion of such Member's share of the net decrease in Company Minimum Gain during such year that is allocable to the disposition of Company property subject to one nor more Nonrecourse Liabilities of Company and (b) the deficit balance in such Member's Capital Account at the end of such year. Such allocations shall be made before any other allocation of Company items for the year. For the purpose of this Paragraph 5.1, the balance in a Members' Capital Account at the end of such year shall be determined with the adjustments prescribed by Treasury Regulations Section 1.704–1T(b)(4)(iv)(e)(2). Such allocations shall be made in accordance with the provisions of Treasury Regulations Section 1.704–1T(b)(4)(iv)(e). Company Minimum Gain shall be defined and determined in accordance with Treasury Regulations Section 1.704-2(d).

D. Allocation of Member's Share of Minimum Gain

Notwithstanding any other provision of the Agreement, if there is a net decrease during a Company taxable year in the Member's Share of Minimum Gain, then any Member with a share of the Minimum Gain at the beginning of such year shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in proportion to, and to the extent of, an amount equal to the greater of (a) the portion of such Member's share of the net decrease in the Minimum Gain that is allocable to the disposition of Company property subject to such Member's Nonrecourse Debt, and (b) the deficit balance in such Member's Capital Account at the end of such year. The items of Company income and gain allocated by this Paragraph 5.1 shall not include any items of income or gain allocated pursuant to the Paragraph above. The allocations under this Paragraph 5.1 shall be made before any other allocation (except any allocations made pursuant to this Paragraph 5.1 above) of Company items for the year. For the purpose of this Paragraph 5.1, the balance in a Member's Capital Account at the end of such year shall be determined with the adjustments prescribed by, and the allocations hereunder shall be made in accordance with, the provisions of Treasury Regulations Section 1.704-1T(b)(4)(iv)(h)(4). Member's share of Minimum Gain shall be defined and determined in accordance with Treasury Regulations Section 1.704-2(d).

E. Allocation of Net Profits and Gains Under Qualified Income Offset

Items of Net Profits and gain shall be specially allocated to each Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Member determined under Treasury Regulations Section 1.704-1(b)(2)(ii)(d) as quickly as possible in the event any Member unexpectedly receives any (i) Distributions that, as of the end of such year, reasonably are expected to be made to a Member to the extent they exceed offsetting increases to such Member's Capital Account that reasonably are expected to occur during (or prior to) Company taxable years in which such Distributions reasonably are expected to be made (other than increases pursuant to a minimum gain charge back of the Agreement) or (ii) adjustments, allocations, or Distributions described in Treasury

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Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6). This subparagraph 5.1E is intended to comply with Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and should be so interpreted.

F. Allocation of Nonrecourse Deductions

Company Nonrecourse Deductions shall be allocated to the Member, if any, that bears the economic risk of loss for the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable. If more than one Member bears the economic risk of loss for a Member Nonrecourse Debt, the Nonrecourse Deduction attributable to such Member Nonrecourse Debt shall be allocated among such Members in accordance with the ratios in which the Members share the economic risk of loss for such Nonrecourse Debt. Otherwise, Nonrecourse Deductions shall be allocated in the same manner as, and be subject to the same restrictions imposed upon Net Losses. Member Nonrecourse Debt shall be defined and determined in accordance with Treasury Regulations Section 1.704-2(b)(4). Company Nonrecourse Deductions shall be defined and determined in accordance with Treasury Regulations Section 1.704-2(b) and (c).

G. Allocation of Income, Gains and Losses Related to Contributed Property

In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to Company for federal income tax purposes and its initial gross fair market value. In the event the initial gross fair market value of any Company asset is adjusted, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its initial gross fair market value under one of the methods allowed under Code Section 704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of the Agreement. Allocations pursuant to this Subparagraph 5.1 G are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, or other items or Distributions pursuant to any other provision of Agreement.

H. Allocation of Gain and Loss from Sale or Other Disposition of Property Not Revalued

If, in connection with the admission of an additional Member to Company or the liquidation of a Member's Interest in Company, Company property is not revalued pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) and the Members' Capital Accounts are not adjusted accordingly, then, upon any subsequent sale or other disposition of Company property, gain or loss recognized upon the sale or other disposition shall be allocated among the Members so as to take into account the variation between the adjusted basis of such property and its fair market value as of the date the additional Member was admitted or the date the Member's Interest was liquidated, as the case may be, in the same manner as under Code Section 704(c).

I. Allocation of Gains and Losses Related to Adjustments in Tax Basis

To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

J. Allocation to Avoid Adjusted Capital Account Deficit

Notwithstanding any other provision of this Article, no Member shall receive an allocation of Net Losses, net capital losses, Nonrecourse Deductions as defined in Treasury Regulations 1.704-2(b) and (c), or any other item of loss or deduction that would create or increase an Adjusted Capital Account Deficit of the Member. Any loss, or item thereof, that cannot be allocated to a Member as a result of the foregoing limitation shall be allocated to all Members. Any loss, or item thereof, allocated to all Members pursuant to the preceding sentence shall be taken into account in computing subsequent allocations of Net Profits or Losses or Net Capital Gain or Loss so that the net amount of any items so allocated and the profits, losses and all other items allocated to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each Member if the allocations required by the preceding sentence had not been made.

K. Allocation of Gross Income to Restore Capital Account Deficit

In the event any Member has a Distribution in The Member's Capital Account at the end of any fiscal year which is in excess of the sum of (i) the amount the Member is obligated to restore pursuant to any provision of the Agreement, and (ii) the amount the Member is deemed to be obligated to restore pursuant to the penultimate sentences of Section 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations, such Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this subparagraph shall be made only if and to the extent that such Member would have a Capital Account with a deficit balance in excess of such sum after all other allocations provided for in this Paragraph 5.1 have been made as if Subparagraph 5.1.E relating to allocations under a qualified income offset hereof and this subparagraph were not in the Agreement.

L. Allocation of Capital Event Adjustments and Subsequent Effects

To the extent the gross fair market value of any asset of Company is increased or decreased for a "capital event" as described in Paragraph 4.3 relating to Capital Account adjustments for special events, any resulting book gain or loss shall be allocated as required for Capital Account purposes and subsequent allocations of income, gain, loss or deduction with respect to such asset shall take into account any difference between the adjusted basis of such asset for federal income tax purposes and its gross fair market value.

M. Allocation of Net Profits and Net Losses Consistent with Distributions

Notwithstanding any other provision of the Agreement, the Net Profits and Net Losses shall be allocated in a manner that is consistent with the requirements for Distributions of cash described elsewhere in the Agreement, the requirements for Distribution of assets of Company upon its dissolution and winding up strictly in accordance with Capital Account balances determined in accordance with these procedures described below and the requirements for the allocations to comply with applicable Regulations under Code Sections 704(b) and 704(c).

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N. Allocation of Income, Gain, Losses, and Deductions to Comply with Regulations and Intentions of Members

If the allocations described above are not consistent with the manner in which Members intend to divide Company Distributions, the Managers are hereby authorized to divide and allocate Net Profits, Net Losses, and other items among Members so as to prevent the allocations from distorting the manner in which the Members intend the Company Distributions to be divided among Members pursuant to this Article V, but in a manner consistent with the requirements of Treasury Regulations Section 1.704-1(b)(2)(v). In general, Members anticipate that these divisions will be accomplished by specially allocating other Net Profits, Net Losses, and items of income, gain, loss, and deduction among the Members so that the net amount of the allocations and such special allocations to each such Member is zero.

If, for whatever reason, Managers determine that the allocation provisions of the Agreement are unlikely to be respected for federal income tax purposes, the Managers are granted the authority to amend the allocation provisions of the Agreement, to the minimum extent necessary to affect the plan of allocations and Distributions provided in the Agreement. Further, Managers shall have the discretion to adopt and revise rules, conventions and procedures as they believe appropriate in any reasonable manner with respect to the admission of Members to reflect the Members' Interests in Net Profits, Net Losses and other items in Company at the close of the year.

O. Order for Applying Allocation Provisions

The allocation provisions of this Paragraph 5.1 shall be applied in the following order from first to last:

(i)   Allocation of Company minimum gain as required by Subparagraph C;

(ii)   Allocation of Member's share of Minimum Gain as required by Subparagraph D;

(iii)   Allocation of Net Profits and gains under qualified income offset as required by Subparagraph E;

(iv)   Allocation of Nonrecourse Deductions as required by Subparagraph F;

(v)   Allocation of income, gains or losses related to contributed property as required by Subparagraph G;

(vi)   Allocation of gain and loss from sale or other disposition of property not revalued as required by Subparagraph H;

(vii)   Allocation of Net Profits as required by Subparagraph A;

(viii)   Allocation of Net Losses as required by Subparagraph B;

(ix)   Allocation of gains and losses related to adjustment in tax basis as required by Subparagraph I;

(x)   Allocations to avoid Adjusted Capital Account Deficit as required by Subparagraph J;

(xi)   Allocation of gross income to restore Capital Account deficit as required by Subparagraph K;

(xii)   Allocation of Capital Account adjustments and subsequent effects as required by Subparagraph L;

(xiii)   Allocation of Net Profits and Net Losses consistent with Distributions as required by Subparagraph M;

(xiv)   Allocation of Net Profits, income gains, Net Losses and deductions to comply with regulations and intentions of Members as required by Subparagraph N.

5.2   DISTRIBUTIONS OF NET CASH FLOW BY COMPANY

A.   The Class A Preferred Members have a first priority distribution right and are entitled to receive a six percent (6%) per year preferred return to be paid annually in arrears from the net cash flow of operations of the Company. The Class A Preferred Member distributions will have priority over the other Members and Managers from the net cash flow of operations of the Company, as well as a preferred distribution equal to the purchase price of the Class A Preferred Membership Interest upon a sale or liquidation of the Company plus any unpaid preferred distribution. Additionally, upon the sale or liquidation of the Company, the Class A Preferred Members shall receive a bonus distribution equal to 1.5% of the net proceeds of a sale or liquidation of the Company that exceed $5,000,000. The net proceeds shall be determined by deducting the costs related to the sale or liquidation as reasonably determined by the managers according to generally accepted accounting practices in northern California. The Company can redeem the Class A Preferred Membership Interests, for any reason, after January 1, 2020 by paying the holders an amount equal to the purchase price of the interest, plus any accrued and unpaid preferred return.

B.   Subject to any limitations found elsewhere in the Agreement and under law including the requirements of the Act that the assets of Company after the Distribution be in excess of all liabilities except for liabilities owed to Members for their Capital Contributions, Managers may, but are not required to do so, distribute any Net Cash Flow as defined below among Members in accordance with their respective Percentage Interest in Net Profits set forth in Exhibit B, but only to those persons or entities recognized on the books of Company as Members or as assignees of interests on the day of the Distribution. With respect to any fiscal period, Net Cash Flow means all cash revenues from operations or sale of assets of Company during that period (including interest or other earnings on the funds of Company), less the sum of reserves for the following amounts:

(i)   All payments of principal and interest on any indebtedness of Company;

(ii)   The allocation of net profits to Members shall be determined as follows:

Members shall receive an 8% annual return on their unit investments on a simple interest basis. Until a Member receives return through distributions all of their initial investment in the units plus an 8% annual simple interest return on the investment in the units, all net profits shall first be distributed to the Members according to their interest. After the Members have received an 8% annual return from net profits and up to a 12% annual return, 75% of the net profits shall be distributed to the Members based on their percentage ownership as set forth in Exhibit A, the balance shall be distributed to the Managers in equal shares. After the Members have received a return of their capital plus a 12% annual return the Members shall receive 50% of the net profits available for distribution on a pro rata basis and the balance to the Managers in equal shares. After achieving a 12%

annual return, The Members will continue to receive 50% of the distributable net profits as long as they continue to hold their units in the Company with the balance to the Managers. This preference in distributions to the Members shall also apply to the provisions of Article 8.1.

(iii) All payments for carrying costs or operating costs incurred incident to the operation of the business of Company and in accordance with the terms of the Agreement; and

(iv) Reasonable working capital funds for contingencies incident to the conduct of the business of Company.

Managers shall cause Company to make cash distributions to the Members if available in an amount sufficient to pay the federal and state income and self-employment tax contributable to income the taxes should the Company or the Members pursuant to the Code.   All such distributing Members covenant that they shall pay over such portion of their distribution as is necessary to satisfy their federal and state tax liability attributable to the income of the Company.

5.3 ALLOCATIONS OF NET PROFITS AND LOSSES AND DISTRIBUTIONS IN RESPECT OF TRANSFERRED MEMBERSHIP INTEREST

If any Interest is transferred, or is increased or decreased by reason of the admission of a new Member or otherwise, during any fiscal year of Company, each item of income, gain, loss, deduction, or credit of Company for such fiscal year shall be assigned pro rata to each day in the particular period of such fiscal year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each such item so assigned to any such day shall be allocated to the Member based upon its respective Interest at the close of such day.

For the purpose of accounting convenience and simplicity, Company shall treat a transfer of, or an increase or decrease in, an Interest in Company which occurs at any time during a semi-monthly period (commencing with the semi-monthly period including the date hereof) as having been consummated on the first day of such semi-monthly period, regardless of when during such semi-monthly period such transfer, increase, or decrease actually occurs (i.e., sales and dispositions made during the first 15 days or any month will be deemed to have been made on the 16th day of the month).

Notwithstanding any provision above to the contrary, gain or loss of Company realized in connection with a sale or other disposition of any of the assets of Company shall be allocated solely to the parties owning Interests in Company as of the date such sale or other disposition occurs.

5.4   DISTRIBUTIONS OF ASSETS

Distributions of assets with respect of an Interest in Company shall be made only to the Members who, according to the books and records of Company, are the holders of record of the interests in respect of which such Distributions are made on the actual date of Distribution. Neither Company nor any Member shall incur any liability for making Distributions in accordance with the provisions of the preceding sentence, whether or not Company or the Member has knowledge or notice of any transfer or purported transfer of ownership of Interest in Company which has not been approved by unanimous vote of Members.

5.5   LIMITATIONS ON RIGHTS TO DISTRIBUTIONS

No Member shall be entitled to any Distribution from Company until Company actually makes the Distribution. Unless otherwise required by the Act, no Member shall have the right to demand that any Distribution be paid in any form other than cash.

5.6   IMPAIRMENT OF CAPITAL AND LIMITATIONS ON DIVISION AND DISTRIBUTION OF NET PROFITS

Company may, from time to time, divide the net profits of its business and distribute the same to the Members of Company upon the basis stipulated in this Article V; provided that after Distribution is made, the assets of Company are in excess of all liabilities of Company except liabilities to Members on account of their Capital Contributions after giving effect to all Distributions, revaluations and allocations.

5.7   ORDER OF APPLYING DISTRIBUTIONS

Subject to Paragraph 2.4 relating to limitations on withdrawal of Capital Contributions by Members, Paragraph 5.5 relating to limitations on rights to Distributions of assets by Company, and Paragraph 5.6 relating to impairment of capital and limitations on division and Distribution of net profits and Paragraph 8.6 relating to limitations on payments made in dissolution, the provisions of the Agreement relating to cash Distribution shall be applied in the following order:

(i)   Distribution of Net Cash Flow as permitted under Paragraph 5.2;

(ii)   Distribution of cash from payment of liabilities upon dissolution of Company as provided in subparagraph 8.5.

In exercising any discretion permitted under the Agreement concerning the Distribution of assets, the Managers shall not be required to make any Distribution under a given paragraph of the Agreement assigned a higher order before making a Distribution under a lower priority paragraph of the Agreement.

ARTICLE VI

Accounting, Records, and Reporting

6.1   ACCOUNTING DECISIONS AND RELIANCE ON OTHERS

Managers shall make all decisions as to accounting matters, except as otherwise specifically set forth herein. Managers may rely upon the advice of the independent accountants of the Company as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

6.2   MAINTENANCE OF BOOKS AND RECORDS AND ACCOUNTING

Managers shall cause the books and records of Company to be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods followed for federal income tax purposes. The books and records of Company shall reflect all Company transactions and shall be appropriate and adequate for Company's business. The fiscal year of Company for financial reporting and for federal income tax purposes shall be the calendar year.

6.3   PROVISION OF ACCESS FOR MEMBERS TO ACCOUNTING RECORDS

Managers shall cause all books and records of Company to be maintained at any office of Company or at Company's principal place of business, and each Member or holder of an Economic Interest, and such Member's duly authorized representative, shall have access to them at such office of Company and the right to inspect and copy them at reasonable times.

6.4   DELIVERY OF ANNUAL TAX INFORMATION TO MEMBERS

Managers shall use their best efforts to deliver to each Member within 75 days after the end of each fiscal year all information necessary for the preparation of such Member's federal income tax return. Company shall also use its best efforts to prepare, within 120 days after the end of each fiscal year, a financial report of Company for such fiscal year, containing a balance sheet as of the last day of the year then ended, an income statement for the year then ended, a statement of cash flows, and a statement of reconciliation of the Capital Accounts of Members.

6.5 HANDLING OF TAX MATTERS FOR COMPANY

One of the persons serving as Manager shall be designated as "Tax Matters Partner" (as defined in Internal Revenue Code Section 6231), to represent Company (at Company's expense) in connection with all examinations of Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and to expend Company funds for professional services and costs associated therewith. In its capacity as "Tax Matters Partner", the designated Manager shall oversee Company tax affairs in the overall best interests of Company. Unless the Managers designate another Manager to be "Tax Matters Partner," the Manager appointed to the office of Chief Executive Officer shall be the "Tax Matters Partner."

6.6 FEDERAL INCOME TAX ELECTIONS MADE BY MANAGERS OR MEMBERS

Managers on behalf of Company may make all elections for federal income tax purposes, including but not limited to, the following:

A. Accounting Period

Managers may elect any annual accounting period for Company permitted under the Code.

B. Accounting Method

For financial reporting purposes, Managers may elect that the books and records of Company shall be kept according to any method of accounting applied in a consistent manner that shall reflect all transactions of Company and be appropriate and adequate for the purposes of Company. To the extent permitted by applicable law and regulations, Managers may elect to use an accelerated depreciation method on any depreciable unit of the assets of Company; and

C. Adjustment of Basis of Assets

In case of a transfer of all or part of the Interest of any Member, the Company may elect, pursuant to Code Sections 734, 743, and 754 of the Code, as amended (or corresponding provisions of future law) to adjust the basis of the assets of Company.

6.7 OBLIGATIONS OF MEMBERS TO REPORT ALLOCATIONS ON TAX RETURNS

Members are aware of the income tax consequences of the allocations made by Article V of the Agreement and hereby agree to be bound by the provisions of this Paragraph 6.7 in reporting their shares of Company income and loss for federal income tax purposes.

6.8 PERIODIC FILINGS BY COMPANY

If required by the Act, Managers on behalf of Company shall file with the Secretary of State a periodic statement, report, list or registration, as the case may be, on a form prescribed by the Secretary of State or the Act and enclose any required filing fee. The statement required to be filed must contain all of the information required by the Act.

ARTICLE VII

Transfer and Assignment of Interests

7.1 RESTRICTIONS ON TRANSFERS AND ASSIGNMENTS OF MEMBERSHIP INTEREST

In addition to any other restrictions found in the Agreement, no Member shall assign, convey, sell, encumber or in any way alienate all or any part of the Member's Interest in the Company: (i) without registration or qualification under applicable federal and state securities laws, or unless he, she or it delivers an opinion of counsel satisfactory to Company that registration under such laws is not required; or (ii) if the Interest to be sold or exchanged, when added to the total of all other Interests sold or exchanged in the preceding twelve (12) consecutive months prior thereto, would result in the termination of Company for federal income tax purposes under Code Section 708(b)(1)(B).

No Member shall be entitled to assign, convey, sell, encumber or in any way alienate all or any part of the Membership Interest in Company except with the prior written consent of the other (non-transferring) Members then holding a Majority-In-Interest which consent may be given or withheld, conditioned or delayed (as allowed by the "Agreement" or the Act), as the other (non-transferring) Members may determine in their sole discretion. Transfers in violation of this Paragraph 7.1 shall only be effective to the extent set forth in Paragraph 7.4, below.

The foregoing notwithstanding, Members may assign their Interest in the Company to an entity established for estate planning purposes without restriction and the transferee shall have all the rights of the original Member.

7.2 SUBSTITUTION OF MEMBERS AFTER TRANSFER OF A MEMBERSHIP INTEREST

A transferee of an Interest shall have the right to become a substitute Member with full management, participation, and voting rights under the Agreement only if (i) the requirements of Paragraph 7.1 relating to the required consent of other Members and to securities law requirements concerning registration or qualification and tax requirements to avoid a termination are met, (ii) such Person executes an instrument satisfactory to the Remaining Members accepting and adopting the terms and provisions of the Agreement, and (iii) such person pays any reasonable expenses in connection with his, her or its admission as a new Member. An assignee who becomes a substituted Member has, to the extent assigned, the rights and powers of a Member under the Articles, the Agreement and the Act. An assignee who becomes a substituted Member is also liable for obligations to contribute to capital and to return any unlawful Distributions made to assignee.

7.3 EFFECTIVE DATE OF PERMITTED TRANSFERS OF A MEMBERSHIP INTEREST

Any permitted transfer of all or any portion of a Membership Interest in Company will take effect on the first day of the month following receipt by the Members of written notice of transfer. Any transferee of an Interest in Company shall take subject to the restrictions on transfer imposed by the Agreement.

7.4 EFFECT OF TRANSFERS OF INTEREST IN VIOLATION OF AGREEMENT

Upon any transfer of an Interest in Company in violation of the Agreement, the transferee shall have no right to participate in the management of the business and affairs of Company or to become a Member thereof. The transferee shall hold only an Economic Interest and be entitled to an allocation of the share of Net Profits, Net Losses, Distributions, and returns of capital to which the transferor of such Interest in Company would otherwise be entitled. Until the assignee of an Interest in Company becomes a Member, the assignor continues to be a Member and to have the power to exercise any rights and powers of a Member, including the right to vote.

7.5 PLEDGE OR GRANT OF SECURITY INTEREST NOT A TRANSFER

The pledge or granting of a security interest, lien or other encumbrance in or against any or all of the Interest of a Member shall not cause the Member to cease to be a Member or to grant anyone else the power to exercise any rights or powers of a Member.

7.6 TRANSFER OF INTEREST RELATING TO A MANAGER

On the happening of the any of the following events (trigger events) with respect to a Manager, the Manager shall have the option to sell to the Company all or any portion of the Manager's economic interest as a Manager or the Manager's Membership Interest if any in the Company at the price and on the terms provided in Section 7.9 of this Agreement:

A.   The death or incapacity of a Manager.

B.   Bankruptcy of a Manager.

7.7   DIVORCE AS A TRIGGERING EVENT OF A MEMBER

If in the connection with the divorce or dissolution of the marriage of a Member any court issues a decree or order that transfers or confirms or awards a Membership Interest or any portion thereof, to that Member's spouse then, notwithstanding that such transfer would constitute an unpermitted transfer under this Agreement the Member being awarded the Interest shall have an economic non-voting interest. The interest being awarded under any such order shall not have the right to have the Interest purchased by the Company.

7.8   TRANSFER BY REASON OF THE DEATH OF A SPOUSE OF A MEMBER

If by reason of the death of a spouse of a Member, any portion of a Membership Interest is transferred to other than that Member or trust created for the benefit of that Member in which the Member is the sole trustee and the Member, as trustee or individually possesses all of the voting interest included in that Membership Interest then the Member shall have the right to acquire that interest or portion thereof from the estate of his or her deceased spouse.

7.9   THE PURCHASE PRICE OF A MANAGER'S INTEREST

The purchase price of a Manager's Interest pursuant to an event under Section 7.6 shall be the fair market value of such Manager's Interest as determined under this subparagraph. In the event a Manager's Interest is entitled to be sold pursuant to Section 7.6, each of the selling and purchasing parties shall use their best efforts to mutually agree on the fair market value. If the parties are unable to so agree within thirty (30) days of the date on which an event in Section 7.6 has occurred the selling party shall appoint within forty (40) days of that date one (1) appraiser and the purchasing party shall appoint within forty (40) days of that date one (1) appraiser. The two (2) appraisers shall within a period of five (5) additional days agree on and appoint an additional appraiser. The three (3) appraisers shall within sixty (60) days after the appointment of the third appraiser to determine the fair market value of the Manager's Interest in writing and submit their report to all parties. The fair market value shall be determined by disregarding the appraiser's valuation that diverges the greatest each of the two (2) other appraisers' valuations, and the arithmetic mean of the remaining two (2) appraisers' valuations shall be the fair market value. Each purchasing party shall pay for the services of the appraiser selected by it, plus one-half (1/2) of the fee charged by the third appraiser. The purchase price as so determined shall be payable in cash within thirty (30) days.

ARTICLE VIII

Dissolution and Winding Up

8.1   CONDITIONS OF DISSOLUTION OF COMPANY

Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of the following:

(i)   The expiration of the period fixed for the duration of Company term as stated in the Articles; or

(ii)   A determination by the unanimous written agreement of all Members that Company shall be dissolved and wound up; or

(iii)   The entry of a judicial decree or, as may be provided in the Act, notice of administrative dissolution not timely cured; or

(iv)   At any time, there is no longer at least one Member.

(v)   Any event that makes it unlawful for all or substantially all of the business of Company to continue.

(vi)   The sale of all or substantially all of the assets of Company.

(vii)   The Company is not the successor Limited Liability Company in the merger or consolidation with one or more limited liability companies or other entities.

(viii)   If no capital has been paid and Company has not otherwise commenced business, the vote of the majority of the Managers named in Articles as provided in the Act .

8.2   FILINGS TO INITIATE DISSOLUTION OF COMPANY

As soon as possible following the occurrence of any of the events specified in Paragraph 8.1, Managers on behalf of Company shall execute such forms as shall be prescribed by the Secretary of State and shall file any other forms as required by the Act. Upon the filing of the forms, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business. Its separate existence shall continue until the documents have been filed with the Secretary of State or until a decree dissolving the Company has been entered by a court of competent jurisdiction. Managers shall cause to be filed in the office of the Secretary of State any other forms (statements, Certificates or Articles, or any other forms) prescribed by the Secretary of State upon the winding up of the affairs of Company.

8.3   WINDING UP AFFAIRS

Upon the occurrence of any of the events specified in Paragraph 8.1, Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, disposing of and conveying its property, collecting and dividing its assets, satisfying the claims of its creditors and prescribing and defending actions by or against Company in order to collect and discharge obligations. No Member shall take any action that is inconsistent with, or not necessary to or appropriate for, winding up the business and affairs of Company. To the extent not inconsistent with the foregoing, all covenants and obligations in the Agreement shall continue in full force and effect until such time as the assets have been distributed and Company has terminated.

8.4   RESPONSIBILITY FOR WINDING UP AFFAIRS

Managers who have not wrongly dissolved Company or if none, the Members shall be responsible for overseeing the winding up and liquidation of Company, shall take full account of the liabilities of Company and its assets, shall cause its assets to be liquidated as promptly as is consistent with obtaining the fair market value thereof, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as next provided. The persons responsible for winding up the affairs of Company shall give written notice of the commencement of winding up by mail for all known creditors and claimants whose addresses appear on the records of Company.

8.5   ORDER OF PAYMENT OF LIABILITIES UPON DISSOLUTION

In settling accounts of Company after dissolution unless otherwise required by the Act, Managers shall settle the liabilities of Company with payments in the following order, as required by the Act:

(i) To creditors other than Members, in the order of priority as provided by law, except those to Members of Company on account of their contributions;

(ii) To creditors who are Members in order of priority except amounts owed to Members on account of their contributions;

(iii) To Members in respect of their share of the Net Profits and other compensation by way of income on their contributions;

(iv) To Members for return of their contributions; and

(v) To Members and Managers after giving effect to all Capital Contributions, Distributions, revaluations and allocations required under the Agreement.

8.6 LIMITATIONS ON PAYMENTS MADE IN DISSOLUTION

Except as otherwise specifically provided in the Agreement, each Member shall only be entitled to look solely at the assets of Company for the return of the Member's positive Capital Account balance. Managers or Members winding up the affairs of Company shall be entitled to reasonable compensation. All payments to the Members upon the winding up and dissolution of Company shall be strictly in accordance with the positive Capital Account balance limitation and other requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

ARTICLE IX

Indemnification

9.1 INDEMNIFICATION OF MEMBERS AND MANAGERS

To the greatest extent not inconsistent with the Act and the other laws and public policies of the State of California, Company shall indemnify against expenses and liabilities any Member or Manager made a party or who was threatened to be made a party to any proceeding by Company or another because such party is or was a Member or Manager, as a matter of right, against all liability incurred by such person in connection with any action, suit, or proceeding or any threatened, pending or complete action of suit or proceeding; whether civil, criminal, administrative, or investigative provided that it shall be determined in the specific case in accordance with the procedures set forth in Paragraph 9.6 that indemnification of such person is permissible in the circumstances because the person has met the standards of conduct for indemnification set forth in Paragraph 9.5.

9.2 ADVANCE UNDERTAKINGS FOR INDEMNIFICATION

To the greatest extent not inconsistent with the Act and other laws and public policies of the state of organization, Company shall pay for or reimburse the reasonable expenses incurred by a Member or Manager in connection with any such proceeding as incurred in advance of final disposition of the action, suit, or proceeding thereof if (i) the person furnishes Company a written affirmation of the person's good faith belief that he, she or it has met the standards of conduct for indemnification described in Paragraph 9.5, (ii) the person furnishes Company a written undertaking, executed personally or on such person's behalf, to repay the advance if it is ultimately determined by a court of competent jurisdiction that such person did not meet such standard of conduct and that such person is not entitled to be indemnified, and (iii) a determination is made in accordance with the procedures set forth in Paragraph 9.6 that based upon facts then known to those making the determination, indemnification would not be precluded under this Article IX.

The undertaking described above must be a general obligation of the person, subject to such reasonable limitations as Company may permit, but need not be secured and may be accepted without reference to financial ability to make repayment. Company shall indemnify a Member or Manager who is wholly successful, on the merits or otherwise, in the defense of any such proceeding, as a matter of right, against reasonable expenses incurred by the person in connection with the proceeding without the requirement of a determination described in Paragraph 9.6.

9.3   ADVANCEMENT OF EXPENSES

Upon demand by a Member or Manager for indemnification or advancement of expenses incurred in defending a civil or criminal suit or proceeding, as the case may be, Company shall expeditiously determine whether the Member or Manager is entitled thereto in accordance with this Article IX. The indemnification and advancement of expenses provided for under this Article IX shall be applicable to any proceeding arising from acts or omissions occurring before or after the adoption of the Agreement.

9.4   INDEMNIFICATION OF OTHERS

Company shall be empowered, but shall not be obligated, to indemnify any person who is or was an employee or agent of Company to the same extent as if such person was a Member or Manager.

9.5   STANDARDS OF CONDUCT REQUIRED FOR INDEMNIFICATION

Indemnification of a Manager is permissible under Paragraph 9.1 except as otherwise limited by the Act only if (i) the person conducted itself in good faith, and (ii) the person reasonably believed that its conduct was in or at least not opposed to best interest of Company; and (iii) in the case of any criminal proceeding, the person had no reasonable cause to believe his, her or its conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the person did not meet the standard of conduct described in this Paragraph 9.5.

9.6   PROCEDURES TO APPROVE INDEMNIFICATION

A determination as to whether indemnification of or advancement of expenses is permissible shall be made by any one of the following procedures:

(i)   By the Members and Managers not at the time parties to the proceedings holding a Majority-In-Interest; or

(ii)   By Members or Managers not parties to the proceedings in the manner prescribed in Paragraph 9.7 below.

9.7 COURT ORDER OF INDEMNIFICATION

A Member or Manager of Company who is a party to a proceeding may apply for indemnification from Company to the court, if any, conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving notice the court considers necessary, may order indemnification if it determines:

(i) In a proceeding in which the Member or Manager is wholly successful, on the merits or otherwise, the Member or Manager is entitled to indemnification under this section, in which case the court shall order Company to pay the Member or Manager his, her or its reasonable expenses incurred to obtain such court ordered indemnification; or

(ii) The Member or Manager is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the Member or Manager met the standards of conduct set forth in Paragraph 9.5 above.

9.8 DESCRIBED INDEMNIFICATION RIGHTS AS NON-EXHAUSTIVE

Nothing contained in this Article IX shall limit or preclude the exercise or be deemed exclusive of any right under the law, by contract or otherwise, relating to indemnification of or advancement of expenses to any person who is or was a Member of the Company or is or was serving at Company's request as a Director, officer, partner, Manager, trustee, employee, or agent of another foreign or domestic Company, partnership, association, Limited Liability Company, corporation, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not.

9.9 CONSTRUCTION OF INDEMNIFICATION RIGHTS

Nothing contained in this Article IX shall limit the ability of Company to otherwise indemnify or advance expenses to any person. It is the intent of this Article IX to provide indemnification to Members, and Managers to the fullest extent now or hereafter permitted by the law consistent with the terms and conditions of this Article IX. Indemnification shall be provided in accordance with this Article IX irrespective of the nature of the legal or equitable theory upon which a claim is made including without limitation negligence, breach of duty, mismanagement, waste, breach of contract, breach of warranty, strict liability, violation of federal or state securities law, violation of the Employee Retirement Income Security Act of 1974, as amended, or violation of any other state or federal law.

9.10 DEFINITIONS FOR INDEMNIFICATION PROVISIONS

A. "Expenses" mean all direct and indirect costs (including without limitation counsel fees, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or out-of-pocket expenses) actually incurred in connection with the investigation, defense, settlement or appeal of a proceeding or establishing or enforcing a right to indemnification under this Section, applicable law or otherwise.

B. "Liabilities" mean the obligations (including one incurred by way of settlement) to pay a judgment, settlement, penalty, fine, excise tax (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

C. "Party" means a person who was, or is threatened to be made a named defendant or respondent in a proceeding.

D. "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

9.11 INSURANCE FUNDING OF INDEMNIFICATION

To the greatest extent not inconsistent with the Act and other laws and public policies of the state of organization, Company may purchase and maintain insurance or other financial arrangement for the benefit of any person who is or was a Manager, employee or agent, against any liability asserted against or expenses incurred by such person in any capacity or arising out of such person's service with Company, whether or not Company would have the power to indemnify such person against such liability. The other financial arrangements made by Company may include:

(i)   The creation of a trust fund;

(ii)   The establishment of a program of self-insurance;

(iii)   The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the Company;

(iv)   The establishment of a letter of credit, guaranty or surety.

No financial arrangement may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud, or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Any insurance or other financial arrangement made on behalf of a person pursuant to this Paragraph 9.11 may be provided by the Company or other person approved by Managers, if any, or by Members, if no Managers exist.

ARTICLE X

Miscellaneous

10.1 ADDITIONAL DOCUMENTS AND ACTS

Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of the Agreement and the transactions contemplated hereby.

10.2 AMENDMENTS

All amendments to the Agreement will be in writing and approved by the vote of all the Members holding a Majority-In-Interest.

10.3 BINDING EFFECT

Subject to the provisions of the Agreement relating to transferability, the Agreement will be binding upon and inure to the benefit of Members, and their respective distributees, successors and assigns, but only to the extent that assignment and approval by all Members is in accordance with the Act, the Articles and the Agreement.

10.4 COMPLETE STATEMENT OF AGREEMENT

The Agreement and the Articles replace and supersede all prior agreements and understandings by and among Members or any of them. The Agreement and the Articles supersede all prior written and oral statements and no representation, statement, or condition or warranty not contained in the Agreement or the Articles will be binding on the Members or have any force or effect whatsoever.

10.5 EXHIBITS

All Exhibits attached to the Agreement are incorporated and shall be treated as if set forth herein.

10.6 GENDER AND NUMBER IN NOUNS AND PRONOUNS

Common nouns and pronouns will be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the person or persons, firm or corporation may in the context require. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires. In particular any reference to "Members" or "Managers" shall respectively mean Member if Company has only one Member or Manager if Company has only one Manager. Any reference to the Code, Treasury Regulations, the Act, statutes or laws will include all amendments, modifications, or replacements of the specific sections and provisions concerned.

10.7 HEADINGS

All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of the Agreement.

10.8 MULTIPLE COUNTERPARTS

The Agreement may be executed in several counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument. However, in making proof hereof it will be necessary to produce only one copy hereof signed by the party to be charged.

10.9 NO THIRD-PARTY BENEFICIARY

The Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns subject to the express provisions hereof relating to successors and assigns, and no other person will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of the Agreement as a third-party beneficiary or otherwise.

10.10 NOT FOR BENEFIT OF CREDITORS

The provisions of the Agreement are intended only for the regulation of relations among all Members and Company. The Agreement is not intended for the benefit of a creditor who is not a Member and does not grant any rights to or confer any benefits on any creditor who is not a Member or any other person who is not a Member, a Manager, or an officer.

10.11 NOTICES

Any notice to be given or to be served upon Company or any party hereto in connection with the Agreement must be in writing and will be deemed to have been given and received at the earlier of (a) the time when personally delivered to the address set forth in Exhibit A hereto, or as otherwise designated by written notice to the Company by a Member or Manager, after execution of this Operating Agreement or (b) five (5) days after deposited in the United States Mail for First Class delivery. Such notices will be given to a Member at the address specified in Exhibit A hereto, as it may be amended from time to time. Any Member or Company may, at any time by giving 5 days' prior written notice to the other Members and Company, designate any other address in substitution of the foregoing address to which such notice will be given. A writing includes a facsimile transmission followed by deposit of the original communication in the United States Mail for First Class Delivery.

10.12 REFERENCES

Numbered or lettered Articles, paragraphs and subparagraphs herein contained refer to Articles, paragraphs and subparagraphs of the Agreement unless otherwise expressly stated.

10.13 RELIANCE ON AUTHORITY OF PERSON SIGNING

In the event that a Member is not a natural person, neither Company nor any Member will (a) be required to determine the authority of the individual signing the Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual or (b) be required to see to the application or Distribution of proceeds paid or credited to individuals signing the Agreement on behalf of such entity.

10.14 SEVERABILITY

If any provision of the Agreement is held to be illegal, invalid, or unenforceable under the present or future laws of California effective during the term of the Agreement including but not limited to the Act, such provision will be fully severable; the Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of the Agreement; and the remaining provisions of the Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from the Agreement. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically as a part of the Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

IN WITNESS WHEREOF, all the Members of Triumph Wine Group LLC have executed this Exhibit A of the Agreement, effective July 11, 2017.

Member Name & Address	Capital Contribution/ Voting and Percentage Interest	Signature
Robin Shanks Diamond 11 Glory Court Napa, CA 94558	$5,000 .9%	*[signature]* Robin Shanks Diamond
Kevin Fitzgerald 1571 Silver Trail Napa, CA 94558	$50,000 9.2%	Kevin Fitzgerald
Robert Francis 4268 E. 3rd Avenue Napa, CA 94558	$50,000 9.2%	Robert Francis
Guillermo Herrera 4060 Monticello Road Napa, CA 94558	$50,000 9.2%	Guillermo Herrera
Williamson T. Hough, Jr. 9411 Claridge Drive Houston, TX 77031	$50,000 9.2%	William T. Hough, Jr.
Jay Hudson Cheryl Hudson 7542 Blakeley Oaks Dr. S. Spanish Fort AL 36527	$25,000 4.6%	Jay Hudson Cheryl Hudson
Jerome Kuenster 5257 Stoneridge Way Fairfield, CA 94534	$50,000 9.2%	Jerome Kuenster
Richard Meigs 6154 Wild Horse Valley Road Napa, CA 94558	$50,000 9.2%	Richard Meigs
E. Craig Moody	$50,000	

IN WITNESS WHEREOF, all the Members of Triumph Wine Group LLC have executed this Exhibit A of the Agreement, effective July 11, 2017.

Member Name & Address	Capital Contribution/ Voting and Percentage Interest	Signature
Robin Shanks Diamond 11 Glory Court Napa, CA 94558	$5,000 .9%	_____ Robin Shanks Diamond
Kevin Fitzgerald 1571 Silver Trail Napa, CA 94558	$50,000 9.2%	_____ Kevin Fitzgerald
Robert Francis 4268 E. 3rd Avenue Napa, CA 94558	$50,000 9.2%	_____ Robert Francis
Guillermo Herrera 4060 Monticello Road Napa, CA 94558	$50,000 9.2%	_____ Guillermo Herrera
Williamson T. Hough, Jr. 9411 Claridge Drive Houston, TX 77031	$50,000 9.2%	_____ William T. Hough, Jr.
Jay Hudson Cheryl Hudson 7542 Blakeley Oaks Dr. S. Spanish Fort AL 36527	$25,000 4.6%	_____ Jay Hudson _____ Cheryl Hudson
Jerome Kuenster 5257 Stoneridge Way Fairfield, CA 94534	$50,000 9.2%	_Jerome Kuenst___ Jerome Kuenster
Richard Meigs 6154 Wild Horse Valley Road Napa, CA 94558	$50,000 9.2%	_____ Richard Meigs
E. Craig Moody	$50,000	

IN WITNESS WHEREOF, all the Members of Triumph Wine Group LLC have executed this Exhibit A of the Agreement, effective July 11, 2017.

Member Name & Address	Capital Contribution/ Voting and Percentage Interest	Signature
Robin Shanks Diamond 11 Glory Court Napa, CA 94558	$5,000 .9%	_____ Robin Shanks Diamond
Kevin Fitzgerald 1571 Silver Trail Napa, CA 94558	$50,000 9.2%	 Kevin Fitzgerald
Robert Francis 4268 E. 3rd Avenue Napa, CA 94558	$50,000 9.2%	_____ Robert Francis
Guillermo Herrera 4060 Monticello Road Napa, CA 94558	$50,000 9.2%	_____ Guillermo Herrera
Williamson T. Hough, Jr. 9411 Claridge Drive Houston, TX 77031	$50,000 9.2%	_____ William T. Hough, Jr.
Jay Hudson Cheryl Hudson 7542 Blakeley Oaks Dr. S. Spanish Fort AL 36527	$25,000 4.6%	_____ Jay Hudson _____ Cheryl Hudson
Jerome Kuenster 5257 Stoneridge Way Fairfield, CA 94534	$50,000 9.2%	_____ Jerome Kuenster
Richard Meigs 6154 Wild Horse Valley Road Napa, CA 94558	$50,000 9.2%	_____ Richard Meigs
E. Craig Moody	$50,000	

IN WITNESS WHEREOF, all the Members of Triumph Wine Group LLC have executed this Exhibit A of the Agreement, effective July 11, 2017.

Member Name & Address	Capital Contribution/ Voting and Percentage Interest	Signature
Robin Shanks Diamond 11 Glory Court Napa, CA 94558	$5,000 .9%	Robin Shanks Diamond
Kevin Fitzgerald 1571 Silver Trail Napa, CA 94558	$50,000 9.2%	Kevin Fitzgerald
Robert Francis 4268 E. 3rd Avenue Napa, CA 94558	$50,000 9.2%	Robert Francis
Guillermo Herrera 4060 Monticello Road Napa, CA 94558	$50,000 9.2%	Guillermo Herrera
Williamson T. Hough, Jr. 9411 Claridge Drive Houston, TX 77031	$50,000 9.2%	 William T. Hough, Jr.
Jay Hudson Cheryl Hudson 7542 Blakeley Oaks Dr. S. Spanish Fort AL 36527	$25,000 4.6%	Jay Hudson Cheryl Hudson
Jerome Kuenster 5257 Stoneridge Way Fairfield, CA 94534	$50,000 9.2%	Jerome Kuenster
Richard Meigs 6154 Wild Horse Valley Road Napa, CA 94558	$50,000 9.2%	Richard Meigs

IN WITNESS WHEREOF, all the Members of Triumph Wine Group LLC have executed this Exhibit A of the Agreement, effective July 11, 2017.

Member Name & Address	Capital Contribution/ Voting and Percentage Interest	Signature
Robin Shanks Diamond 11 Glory Court Napa, CA 94558	$5,000 .9%	 Robin Shanks Diamond
Kevin Fitzgerald 1571 Silver Trail Napa, CA 94558	$50,000 9.2%	 Kevin Fitzgerald
Robert Francis 4268 E. 3rd Avenue Napa, CA 94558	$50,000 9.2%	 Robert Francis
Guillermo Herrera 4060 Monticello Road Napa, CA 94558	$50,000 9.2%	 Guillermo Herrera
Williamson T. Hough, Jr. 9411 Claridge Drive Houston, TX 77031	$50,000 9.2%	 William T. Hough, Jr.
Jay Hudson Cheryl Hudson 7542 Blakeley Oaks Dr. S. Spanish Fort AL 36527	$25,000 4.6%	 Jay Hudson  Cheryl Hudson
Jerome Kuenster 5257 Stoneridge Way Fairfield, CA 94534	$50,000 9.2%	 Jerome Kuenster
Richard Meigs 6154 Wild Horse Valley Road Napa, CA 94558	$50,000 9.2%	 Richard Meigs
E. Craig Moody	$50,000	

IN WITNESS WHEREOF, all the Members of Triumph Wine Group LLC have executed this Exhibit A of the Agreement, effective July 11, 2017.

Member Name & Address	Capital Contribution/ Voting and Percentage Interest	Signature
Robin Shanks Diamond 11 Glory Court Napa, CA 94558	$5,000 .9%	_____ Robin Shanks Diamond
Kevin Fitzgerald 1571 Silver Trail Napa, CA 94558	$50,000 9.2%	_____ Kevin Fitzgerald
Robert Francis 4268 E. 3rd Avenue Napa, CA 94558	$50,000 9.2%	_____ Robert Francis
Guillermo Herrera 4060 Monticello Road Napa, CA 94558	$50,000 9.2%	_____ Guillermo Herrera
Williamson T. Hough, Jr. 9411 Claridge Drive Houston, TX 77031	$50,000 9.2%	_____ William T. Hough, Jr.
Jay Hudson Cheryl Hudson 7542 Blakeley Oaks Dr. S. Spanish Fort AL 36527	$25,000 4.6%	_____ Jay Hudson _____ Cheryl Hudson
Jerome Kuenster 5257 Stoneridge Way Fairfield, CA 94534	$50,000 9.2%	_____ Jerome Kuenster
Richard Meigs 6154 Wild Horse Valley Road Napa, CA 94558	$50,000 9.2%	 Richard Meigs
E. Craig Moody	$50,000	

1209 Oakland Avenue Piedmont, CA 94611	9.2%	_____ E. Craig Moody
Frank B. O'Neil 2704 Stonehaven Place Birmingham, AL 35242	$50,000 9.2%	 _____ Frank B. O'Neil
Kathleen Pfaff 1036 Dezerai Court Napa, CA 94558	$5,000 .9%	_____ Kathleen Pfaff
Michael Rupprecht 700 Main Street, #300 Napa, CA 94559	$10,000 1.8%	_____ Michael Rupprecht
Strategic 1031, LLC 10 Terrace Road Ladera Ranch, CA 92694 Attn: H. Michael Schwartz	$100,000 18.3%	Strategic 1031, LLC _____ By: H. Michael Schwartz, Manager
Total	$545,000	

E. Craig Moody 1209 Oakland Avenue Piedmont, CA 94611	$50,000 9.2%	 E. Craig Moody
Frank B. O'Neil 2704 Stonehaven Place Birmingham, AL 35242	$50,000 9.2%	 Frank B. O'Neil
Kathleen Pfaff 1036 Dezerai Court Napa, CA 94558	$5,000 .9%	 Kathleen Pfaff
Michael Rupprecht 700 Main Street, #300 Napa, CA 94559	$10,000 1.8%	 Michael Rupprecht
Strategic 1031, LLC 10 Terrace Road Ladera Ranch, CA 92694 Attn: H. Michael Schwartz	$100,000 18.3%	Strategic 1031, LLC By: H. Michael Schwartz, Manager
Total	$545,000	

1209 Oakland Avenue Piedmont, CA 94611	9.2%	 E. Craig Moody
Frank B. O'Neil 2704 Stonehaven Place Birmingham, AL 35242	$50,000 9.2%	 Frank B. O'Neil
Kathleen Pfaff 1036 Dezerai Court Napa, CA 94558	$5,000 .9%	 Kathleen Pfaff
Michael Rupprecht 700 Main Street, #300 Napa, CA 94559	$10,000 1.8%	 Michael Rupprecht
Strategic 1031, LLC 10 Terrace Road Ladera Ranch, CA 92694 Attn: H. Michael Schwartz	$100,000 18.3%	Strategic 1031, LLC By: H. Michael Schwartz, Manager
Total	$545,000	